**DAIMLER TRUCKS RETAIL TRUST 2023-1**
**Investor Report**
Collection Period Ended    30-Nov-2025

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 27 | |
| Collection Period (from... to) | 1-Nov-2025 | 30-Nov-2025 |
| Determination Date | 11-Dec-2025 | |
| Record Date | 12-Dec-2025 | |
| Distribution Date | 15-Dec-2025 | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Nov-2025 | 15-Dec-2025 | Actual/360 Days | 28 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Nov-2025 | 15-Dec-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 157,360,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 270,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 270,000,000.00 | 100,512,901.24 | 88,253,104.83 | 12,259,796.41 | 45.406653 | 0.326863 |
| Class A-4 Notes | 60,000,000.00 | 60,000,000.00 | 60,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **757,360,000.00** | **160,512,901.24** | **148,253,104.83** | **12,259,796.41** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 72,621,115.25 | 70,239,852.23 | 70,699,785.92 |
| Adjusted Pool Balance | 829,981,115.25 | 230,752,753.47 | 218,952,890.75 |
| Yield Supplement Overcollateralization Amount | 31,950,769.53 | 5,457,612.87 | 5,006,308.37 |
| **Pool Balance** | **861,931,884.78** | **236,210,366.34** | **223,959,199.12** |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 72,621,115.25 | 8.75% |
| Target Overcollateralization Amount | 72,623,347.58 | 8.75% |
| Current Overcollateralization Amount | 70,699,785.92 | 8.52% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 6.030000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 5.900000% | 494,188.43 | 1.830328 | 12,753,984.84 | 47.236981 |
| Class A-4 Notes | 5.930000% | 296,500.00 | 4.941667 | 296,500.00 | 4.941667 |
| **Total** | | **790,688.43** | | **13,050,484.84** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 11,216,273.52 | (1) Total Servicing Fee | 0.00 |
| Interest Collections | 1,200,739.26 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 0.00 | (2) Total Trustee Fees and amounts owed to Asset Representation | 0.00 |
| Recoveries | 590,580.39 | Reviewer (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount | 790,688.43 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 42,891.67 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **13,050,484.84** | (6) Regular Principal Distributable Amount | 12,259,796.41 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **13,050,484.84** | (8) Total Trustee Fees and Asset Representation Reviewer fees not | 0.00 |
| | | previously paid under (2) | |
| | | (9) Excess Collections to Certificateholders | 0.00 |
| | | **Total Distribution** | **13,050,484.84** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 0.00 | 0.00 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 790,688.43 | 790,688.43 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 494,188.43 | 494,188.43 | 0.00 |
| thereof on Class A-4 Notes | 296,500.00 | 296,500.00 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 790,688.43 | 790,688.43 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 12,259,796.41 | 12,259,796.41 | 0.00 |
| Aggregate Principal Distributable Amount | 12,259,796.41 | 12,259,796.41 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,074,952.79 |
| Reserve Fund Amount - Beginning Balance | 2,074,952.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 5,866.72 |
| minus Net Investment Earnings | 5,866.72 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,074,952.79 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 5,866.72 |
| Net Investment Earnings on the Collection Account | 37,024.95 |
| Investment Earnings for the Collection Period | 42,891.67 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 861,931,884.78 | 5,077 |
| Pool Balance beginning of Collection Period | 236,210,366.34 | 2,028 |
| Principal Collections | 8,847,571.87 | |
| Principal Collections attributable to Full Pay-offs | 2,368,701.65 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 1,034,893.70 | |
| Pool Balance end of Collection Period | 223,959,199.12 | 1,966 |
| Pool Factor | 25.98% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 6.32% | 6.66% |
| Weighted Average Number of Remaining Payments | 40.79 | 24.84 |
| Weighted Average Seasoning (months) | 16.18 | 38.08 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 215,892,864.98 | 1,881 | 96.40% |
| 31-60 Days Delinquent | 4,313,458.20 | 47 | 1.93% |
| 61-90 Days Delinquent | 2,479,112.63 | 29 | 1.11% |
| 91-120 Days Delinquent | 1,273,763.31 | 9 | 0.57% |
| Total | 223,959,199.12 | 1,966 | 100.00% |

| | | |
|---|---|---|
| **Delinquency Trigger** | | **10.500%** |
| 60+ Delinquency Receivables to EOP Pool Balance | | 1.68% |
| Delinquency Trigger occurred | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,034,893.70 | 9 | 60,909,315.70 | 494 |
| Principal Net Liquidation Proceeds | - | | 7,252,473.42 | |
| Principal Recoveries | 565,948.04 | | 17,660,922.49 | |
| Principal Net Loss / (Gain) | 468,945.66 | | 35,995,919.79 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 2.446% |
| Prior Collection Period | 11.487% |
| Second Prior Collection Period | (3.507%) |
| Third Prior Collection Period | 7.765% |
| Four Month Average | 4.548% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 4.176% |
| **Average Net Credit Loss/(Gain)** | 72,866.23 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | Cumulative Loss | | Delinquncies | | | Lifetime CPR |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | |
| 1 | 0.12% | 0.07% | 0.68% | 0.04% | - % | 7.02% |
| 2 | 0.17% | 0.11% | 0.40% | 0.07% | 0.03% | 6.78% |
| 3 | 0.28% | 0.19% | 1.15% | 0.09% | 0.03% | 6.84% |
| 4 | 0.43% | 0.27% | 0.82% | 0.32% | 0.03% | 5.82% |
| 5 | 0.59% | 0.39% | 0.95% | 0.46% | 0.15% | 6.31% |
| 6 | 0.78% | 0.50% | 2.21% | 0.29% | 0.27% | 6.09% |
| 7 | 1.05% | 0.72% | 3.15% | 1.27% | 0.12% | 5.83% |
| 8 | 1.28% | 0.91% | 1.84% | 2.03% | 1.00% | 5.88% |
| 9 | 2.04% | 1.60% | 1.17% | 0.94% | 1.73% | 7.14% |
| 10 | 1.76% | 1.24% | 1.73% | 0.89% | 0.46% | 8.17% |
| 11 | 2.02% | 1.42% | 1.82% | 1.08% | 0.31% | 8.46% |
| 12 | 2.25% | 1.57% | 1.54% | 0.96% | 0.59% | 8.65% |
| 13 | 2.54% | 1.82% | 2.16% | 1.03% | 0.65% | 8.63% |
| 14 | 2.92% | 2.10% | 3.37% | 1.32% | 0.46% | 9.23% |
| 15 | 3.11% | 2.19% | 1.38% | 2.88% | 1.03% | 8.95% |
| 16 | 3.57% | 2.56% | 1.95% | 0.60% | 2.67% | 9.34% |
| 17 | 4.25% | 3.07% | 1.77% | 1.12% | 1.38% | 9.93% |
| 18 | 4.50% | 3.17% | 1.19% | 1.78% | 0.59% | 9.76% |
| 19 | 4.77% | 3.35% | 3.09% | 1.40% | 0.92% | 9.60% |
| 20 | 4.96% | 3.33% | 1.63% | 1.73% | 1.26% | 9.63% |
| 21 | 5.53% | 3.75% | 1.88% | 1.43% | 0.96% | 10.00% |
| 22 | 5.82% | 3.86% | 1.67% | 1.64% | 1.07% | 10.18% |
| 23 | 6.05% | 3.73% | 3.25% | 1.40% | 1.30% | 10.30% |
| 24 | 6.42% | 3.94% | 3.16% | 0.88% | 1.13% | 11.07% |
| 25 | 6.52% | 3.85% | 5.94% | 0.47% | 1.58% | 10.60% |
| 26 | 6.95% | 4.12% | 2.09% | 0.86% | 0.41% | 10.95% |
| 27 | 7.07% | 4.18% | 1.93% | 1.11% | 0.57% | 10.60% |